UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELECOM ITALIA GROUP: INTERIM REPORT ON OPERATIONS TO 30 SEPTEMBER 2016 APPROVED BY BOARD OF DIRECTORS

▶	GROUP REVENUES BACK TO GROWTH: IN THE THIRD QUARTER CONSOLIDATED REVENUES TOTALLED 4.8 BILLION EUROS, +1.4% COMPARED TO THE SAME PERIOD OF 2015, CONFIRMING THE IMPROVEMENT TREND STARTED IN THE SECOND QUARTER (Q1 -12.1%, Q2 -7.7%)

▶	GROUP EBITDA IN THE QUARTER WAS 2.2 BILLION EUROS, +8.5%, GROWING FOR THE SECOND CONSECUTIVE QUARTER

▶	THE DOMESTIC BUSINESS UNIT ACHIEVED BEST QUARTERLY RESULTS SINCE 2007: REVENUES +1%, EBITDA +7.9%

▶	EBITDA IN BRAZIL ALSO IMPROVED AFTER 6 QUARTERS (+0.5% COMPARED TO THE THIRD QUARTER OF 2015 IN HOMOGENEOUS TERMS, AFTER HAVING BEEN NEGATIVE BY 15% IN Q1 AND BY 6.7% IN Q2 VS. THE CORRESPONDING PERIODS OF 2015)

▶	PROFITS DUE TO THE PARENT COMPANY FOR THE THIRD QUARTER TOTALLED 477 MILLION EUROS (+42.8% COMPARED TO THE SAME PERIOD OF 2015). IN THE NINE MONTHS TO DATE, PROFITS TOTALLED 1.5 BILLION EUROS (367 MILLION IN THE SAME PERIOD OF 2015)

▶	GROUP ADJUSTED NET FINANCIAL DEBT STOOD AT 26.7 BILLION EUROS, DOWN BY 779 MILLION EUROS SINCE 30 JUNE 2016 THANKS TO SOLID OPERATING CASH GENERATION

▶	“LOW SINGLE DIGIT” ORGANIC GROWTH TARGET FOR DOMESTIC EBITDA CONFIRMED

▶	RECCHI: THE TURNAROUND IS PROCEEDING QUICKLY, WITH RESULTS AHEAD OF EXPECTATIONS

▶	CATTANEO: THE OUTCOME OF OUR WORK CONTINUES TO SHOW, 2016 FIXED AND MOBILE COVERAGE TARGETS ALREADY ACHIEVED

CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2016:

•	REVENUES OF 4.8 BILLION EUROS, 66 MILLION EUROS HIGHER THAN IN THE THIRD QUARTER 2015 (+1.4%), CONFIRMING THE IMPROVEMENT TREND STARTED IN THE SECOND QUARTER (Q1 - 12.1%, Q2 -7.7%). DOMESTIC BUSINESS REVENUES TOTALLED 3.8 BILLION EUROS (+1% COMPARED TO THE SAME PERIOD OF 2015)

•	EBITDA AT 2.2 BILLION EUROS, 8.5% HIGHER THAN IN THE SAME PERIOD OF 2015; DOMESTIC EBITDA TOTALLED 1.8 BILLION EUROS (+7.9% COMPARED TO THE SAME QUARTER OF 2015)

•	EBIT TOTALLED 1.1 BILLION EUROS (+6.2% COMPARED TO THE SAME QUARTER OF 2015)

•	PROFITS DUE TO THE PARENT COMPANY TOTALLED 477 MILLION EUROS (+42.8% COMPARED TO THE SAME QUARTER OF 2015)

CONSOLIDATED RESULTS FOR THE FIRST NINE MONTHS OF 2016:

•	CONSOLIDATED REVENUES TOTALLED 13.9 BILLION EUROS (-3.7% IN ORGANIC TERMS COMPARED TO THE FIRST NINE MONTHS OF 2015)

•	EBITDA TOTALLED 5.9 BILLION EUROS, 4.6% HIGHER THAN IN THE FIRST NINE MONTHS OF 2015 (+6.9% IN ORGANIC TERMS)

•	EBIT: 2.8 BILLION EUROS, +1.6% IN ORGANIC TERMS COMPARED WITH THE FIRST NINE MONTHS OF 2015

•	PROFITS DUE TO THE PARENT COMPANY TOTALLED 1.5 BILLION EUROS (0.4 BILLION EUROS IN THE FIRST NINE MONTHS OF 2015)

•	ADJUSTED NET FINANCIAL DEBT STOOD AT 26.7 BILLION EUROS, 779 MILLION EUROS LESS THAN AT 30 JUNE 2016 (27.5 BILLION EUROS), THANKS TO SOLID OPERATING CASH GENERATION, AND 0.5 BILLION EUROS LESS THAN THE FIGURE AT THE END OF 2015 (27.3 BILLION EUROS)

•	CAPITAL EXPENDITURE FOR THE PERIOD TOTALLED 3.1 BILLION EUROS; DOMESTIC INVESTMENTS, WORTH 2.4 BILLION EUROS, WERE FOCUSSED ON THE DEVELOPMENT OF NEW GENERATION INFRASTRUCTURE

The results of the first nine months of 2016 will be illustrated to the financial community during a conference call scheduled for 7 November at 12.00 a.m. (Italian time). Journalists may listen in to the presentation, without asking questions, by calling 0633168. The presentation slides will be available at: www.telecomitalia.com/3Q2016/eng

Those unable to connect live may follow the presentation until 14 November 2016 by calling 06334843 (access code 1018002#).

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

With reference to the year 2016 Telecom Italia continues – voluntarily – to draft and publish its Interim Reports on Operations for the first and third quarters of the year. The Telecom Italia Group’s Interim Report on Operations to 30 September 2016 also includes the abbreviated consolidated Financial Statements to 30 September 2016 prepared in accordance with IFRS accounting principles issued by IASB and endorsed by the EU and, in particular, with IAS 34 Interim Financial Reporting. The condensed consolidated Financial Statements to 30 September 2016 are not audited.

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated Financial Statements to 30 September 2016 are consistent with those adopted in the consolidated Financial Statements of the Telecom Italia Group at 31 December 2015, to which reference can be made, except for the application of the new Principles/Interpretations adopted by the Group starting from 1 January 2016, which, however, had no impact on the Group’s Consolidated Financial Statements.

In the Brazil Business Unit, the management has identified an incorrect accounting entry made in previous years regarding the posting of service revenues from the sale of pre-paid traffic. Although this accounting error had no impact in terms of the net financial position or cash and cash equivalents, it meant that the recognition of revenues from traffic prepaid and not yet consumed was posted earlier. The company therefore revised the comparative data as at 31 December 2015 and for the third quarter of 2015 and the first nine months of 2015, with no significant impact on the economic data compared. Further details are provided in the Annex.

In addition to the conventional financial performance indicators contemplated under IFRS, the Telecom Italia Group uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company’s financial position. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt.

Note that the section “Business Outlook for the 2016 financial year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group’s operations and strategies. Readers of this Press Release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION SCOPE

The following changes in consolidation scope occurred in the first nine months of 2016:

•	Flash Fiber S.r.l. (Domestic Business Unit): established on 28 July 2016;

•	Sofora - Telecom Argentina Group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on 11 January 2016 INWIT S.p.A. acquired 100% of these companies, which therefore entered the consolidation scope of the Group.

The following changes to the consolidation scope occurred during 2015:

•	INWIT S.p.A. (Domestic Business Unit): established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on 1 July 2015, Telecom Italia Digital Solutions S.p.A. (now merged in Olivetti S.p.A.) acquired 100% of the capital of the company, which therefore entered the Group’s consolidation scope;

•	TIM Real Estate S.r.l. (Domestic Business Unit): established in November 2015.

Milan, 4 November 2016 – The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, to approve the Interim Report on Operations to 30 September 2016.

Over the course of the third quarter, the initiatives for the turnaround of TIM continued, to guarantee the structural growth of the company in terms of both turnover and EBITDA. In particular, activities continued to recover efficiency, key to ensuring the necessary flexibility for growth, and new “quadruple play” commercial offers were launched that met with good commercial success, confirming the validity of our strategic choices.

As a result, in the third quarter of 2016 the TIM Domestic Business Unit recorded its best result since 2007, with both revenues and reported EBITDA higher than the same period of the previous year (+1% and +7.9% respectively). In particular, the trend in revenues in each quarter, compared with the same period of the previous year, shows continuous improvement: -2.3% in the first quarter, -1.2% in the second and +1.0% in the third quarter of 2016.

At consolidated level, there was an increase (+1.4%) in revenues in the quarter, to a total of 4.8 billion euros, confirming the trend already evident for Domestic revenues, with the first quarter’s figure 12.1% down on the same period of 2015, a second quarter 7.7% down and a third quarter 1.4% up.

EBITDA grew by 8.5%, while profits attributable to the Parent Company rose 42.8% to 477 million euros.

The investments in fibre for Fixed services enabled coverage of the population to be accelerated sharply: over 785 thousand homes are now reached by FTTH alone, an increase of over 250 thousand in 30 towns and cities in Italy in the third quarter of 2016 (16 more towns than at June 2016). Sales of fibre lines also grew during the quarter, 31% higher than in the same period of 2015. On the other hand, line losses (fixed lines lost by TIM) fell: after reducing at a steady rate throughout the year, a total of 100 thousand were lost in the third quarter, almost half the 173 thousand lost in the same period of 2015.

The results in the Mobile sector were also significant, with over half (51%) of TIM’s customer base now using LTE technology.

In the period January-September 2016, the Profit due to the Parent Company reached 1.5 billion euros (compared to 367 million euros for the same period of 2015).

Capital expenditure in the first nine months of the year totalled 3.1 billion euros at consolidated level, while in Italy it totalled 2.4 billion, for the most part concentrated on the development of new ultrabroadband technologies.

At the end of September 2016 adjusted net financial debt totalled 26.7 billion euros, 779 million lower than at 30 June 2016.

“TIM’s turnaround is proceeding quickly, and we are achieving excellent results, ahead of expectations, confirming the soundness of the initiatives undertaken. We are investing in our country like no-one else, aware of the role that TIM plays for the economic development of Italy”, emphasised Executive Chairman Giuseppe Recchi.

“The outcome of our work continues to show and therefore one understands how efficiency leads to beneficial effects also on revenues. Efficiency will affect all areas and the whole management is making an effort to provide increasingly better results to all shareholders. In October, 4G mobile network reached over 95% of the population, while 56% of the population had access to fibre, reaching the targets set for the end of 2016 well ahead of schedule in both cases”, added Chief Executive Officer Flavio Cattaneo.

***

Performance in the third quarter of 2016

	3rd Quarter 2016	3rd Quarter 2015	Changes
(million euros)			absolute	%	% organic
Revenues	4,843	4,777	66	1.4	(1.2)
EBITDA	2,152	1,983	169	8.5	6.7
EBITDA margin	44.4%	41.5%	2.9 pp
Organic EBITDA margin	44.4%	41.1%	3.3 pp
EBIT	1,081	1,018	63	6.2	3.1
EBIT margin	22.3%	21.3%	1.0 pp
Organic EBIT margin	22.3%	21.4%	0.9 pp
Profit (loss) before tax from continuing operations	715	541	174	32.2
Profit (loss) from continuing operations	505	345	160	46.4
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	150	(150)	—
Profit (loss) for the period	505	495	10	2.0
Profit (loss) for the period attributable to the Parent Company Shareholders	477	334	143	42.8

***

TELECOM ITALIA GROUP RESULTS

Revenues in the first nine months of 2016 totalled to 13,939 million euros, 6.3% lower than in the first nine months of 2015 (14,878 million euros). The 939 million euros fall is attributable primarily to the Brazil Business Unit, for 777 million euros, and for 91 million euros to the Domestic Business Unit.

In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation scope, consolidated revenues were down 3.7% (-529 million euros).

Revenues by operating segment, were as follows:

	1.1 - 30.9 2016		1.1 - 30.9 2015		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic (*)	11,036	79.2	11,127	74.8	(91)	(0.8)	(0.8)
Core Domestic (**)	10,239	73.5	10,390	69.8	(151)	(1.5)	(1.5)
International Wholesale	1,003	7.2	971	6.5	32	3.3	3.3
Brazil	2,922	21.0	3,699	24.9	(777)	(21.0)	(11.2)
Other assets	10	0.1	90	0.6	(80)
Adjustments and eliminations	(29)	(0.3)	(38)	(0.3)	9

Consolidated Total	13,939	100.0	14,878	100.0	(939)	(6.3)	(3.7)

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; without this change, Domestic revenues for the first nine months of 2016 would have been 10,982 million euros.
(**)	Includes the Olivetti company since 1 January 2016. The data for the comparative period have been changed accordingly.

EBITDA in the first nine months of 2016 totalled 5,878 million euros (5,622 million euros in the first nine months of 2015), 256 million euros (+4.6%) higher than in the first nine months of 2015, with an EBITDA margin of 42.2% (37.8% in the first nine months of 2015, 4.4 percentage points up).

In organic terms there was a 6.9% increase compared to the first nine months of 2015.

	1.1 – 30.9	1.1 – 30.9	Changes
(million euros)	2016	2015	absolute	%
REPORTED EBITDA	5,878	5,622	256	4.6
Margin	42.2	37.8		4.4 pp
Foreign currency translation		(123)	123
Changes in the consolidation scope		—	—
ORGANIC EBITDA	5,878	5,499	379	6.9
Margin	42.2	38.0		4.2 pp
of which non-recurring Income/(Charges)	(153)	(460)	307
ORGANIC EBITDA excluding non-recurring component	6,031	5,959	72	1.2
Margin	43.3	41.2		2.1 pp

EBITDA for the first nine months of 2016 reflected the negative impact of non-recurring charges for a total of 153 million euros (460 million euros in the first nine months of 2015). Without these, the organic change in EBITDA would have been +1.2%, with a margin of 43.3%, 2.1 percentage points higher than in the first nine months of 2015.

Third quarter 2016 EBITDA totalled 2,152 million euros, 169 million euros higher (+8.5%) than the same period last year (1,983 million euros). The margin was 44.4%, up 2.9 percentage points on the third quarter of 2015.

In organic terms, and in the absence of non-recurring charges (62 million euros in the third quarter of 2016 and 61 million euros in the same period of 2015), the increase over the third quarter 2015 figure would have been +6.6%, with a margin of 45.7%, an improvement over the previous quarters of 2016 (2.1 percentage points higher than the second quarter and 5.5 percentage points higher than the first).

The positive trend in EBITDA, in both absolute terms and in terms of margin on revenues, benefited from the actions implementing the “cost recovery plan” that started in the second quarter of 2016 in the Domestic Business Unit and in the third quarter in the Brazil Business Unit and will continue throughout the life of the Plan. In addition, in the second quarter of 2016, EBITDA benefited from some non-structural events, particularly in relation to labour costs, connected to the reversal of the 66 million euro provision made in the 2015 financial statements, after the conditions for the payment of the performance bonus to employees were not met.

The following table shows a breakdown of EBITDA and EBITDA margin by operating segment:

	1.1 - 30.9 2016		1.1 - 30.9 2015		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic (*)	4,995	85.0	4,525	80.5	470	10.4	10.4
Margin	45.3		40.7			4.6 pp	4.6 pp
Brazil	900	15.3	1,108	19.7	(208)	(18.8)	(8.6)
Margin	30.8		30.0			0.8 pp	0.9 pp
Other assets	(15)	(0.3)	(8)	(0.1)	(7)
Adjustments and eliminations	(2)	—	(3)	(0.1)	1

Consolidated Total	5,878	100.0	5,622	100.0	256	4.6	6.9

Margin	42.2		37.8			4.4 pp	4.2 pp

(*)	After the change to the mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic EBITDA for the first nine months of 2016 would have been 4,967 million euros.

EBIT in the first nine months of 2016 totalled 2,768 million euros(2,806 million euros for the first nine months of 2015), down 38 million euros (-1.4%) compared with the first nine months of 2015, with a margin of 19.9% (18.9% in the first nine months of 2015, 1.0 percentage points up).

Organic EBIT increased by 44 million euros (+1.6%), with a margin of 19.9% (18.8% in the first nine months of 2015).

EBIT in the first nine months of 2016 suffered the negative impact of non-recurring net charges for a total of 144 million euros (161 million euros in the first nine months of 2015 considering the same exchange rate). Without these non-recurring items organic change in EBIT would have been 27 million euros (+0.9%), with a margin of 20.9%, (19.9% in the first nine months of 2015, +1.0 percentage points up).

Profits from discontinued operations/non-current assets held for sale in the first nine months of 2016 totalled 47 million euros (480 million euros in the first nine months of 2015) and refer to the positive contribution made to the consolidated results by the Sofora - Telecom Argentina group for the period 1 January - 8 March (59 million euros), to which were added the effects of the sale that, when the related income taxes are included, had a negative impact of 12 million euros.

Profits for the first nine months of 2016 attributable to Parent Company Shareholders totalled 1,495 million euros (367 million euros in the first nine months of 2015) and benefit not only by the improvement in the margins, but also from some items of a purely accounting and valuation nature, which do not generate any financial adjustments, connected principally with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued at the end of 2013 with maturity at three years (positive for 611 million euros). In the absence of these impacts, the profits for the first nine months of 2016 attributable to the Parent Company Shareholders would have totalled almost 1,200 million euros, an improvement of approximately 150 million euros compared to the same period of 2015, reconstructed on homogeneous terms.

Group headcount at 30 September 2016 was 62,205, including 52,007 in Italy (65,867 at 31 December 2015, including 52,555 in Italy).

Capital expenditure totalled 3,107 million euros, 126 million euros less than in the first nine months of 2015. In the third quarter, investment was again more selective, identifying the most profitable projects, focussed on innovation and transformation, that did not affect UBB coverage levels and service quality.

The investments by operating segment are as follows:

	1.1 - 30.9 2016		1.1 - 30.9 2015		Change
(million euros)		% of total		% of total
Domestic (*)	2,398	77.2	2,297	71.0	101
Brazil	709	22.8	930	28.8	(221)
Other assets	—	—	6	0.2	(6)
Adjustments and eliminations	—	—	—	—	—

Consolidated Total	3,107	100.0	3,233	100.0	(126)

Margin	22.3		21.7		0.6 pp

(*)	After the change to the mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic investments in the first nine months of 2016 would have been 2,394 million euros.

The Domestic Business Unit posted investments for 2,398 million euros, 101 million euros higher than in the first nine months of 2015. This increase was entirely attributable to the acceleration and growth of investments for the development of innovative networks and platforms for new generation services (+209 million euros), which accounted for 49% of total investments (43% in the same period of 2015).

The investments of the Brazil Business Unit posted a reduction of 221 million euros (including a negative foreign exchange effect of 103 million euros) compared with the figure in the first nine months of 2015; these investments were focused mainly on the evolution of the business infrastructure and the sales support platforms.

Cash flow from Group operations is positive by 1,908 million euros (positive by 1,551 million euros in the first nine months of 2015).

Adjusted net financial debt totalled 26,735 million euros at 30 September 2016, 543 million euros less than at the end of 2015 (27,278 million euros). In the first nine months of 2016, the benefits obtained from completion of the sale of the Sofora—Telecom Argentina group, with the receipt of the sale price and the deconsolidation of the related financial debt, together with the positive trend in operations, covered the requirement deriving from finance management, from the property project and the renegotiation of the leasing agreements, from the payment of dividends and from the effect of some disputes and the payment of regulatory fines. The level of debt was also negatively affected by the change in the exchange rate of the Brazilian real.

Net financial debt carrying amount at 30 September 2016 totalled 27,411 million euros (28,475 million euros at 31 December 2015).

The liquidity margin at 30 September 2016 was 12,767 million euros, equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 5,767 million euros (5,047 million euros at 31 December 2015) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

In the third quarter of 2016, adjusted net financial debt fell by 779 million euros from the 30 June 2016 figure (27,514 million euros), due to the positive trend in operations.

BUSINESS UNIT RESULTS

DOMESTIC

Revenues for the first nine months of 2016 totalled 11,036 million euros, 91 million euros less (-0.8%) than in the same period of 2015, showing a trend of structural improvement, whereby the result achieved in the third quarter was better than the result for same period of the previous year (+1.0%, second quarter -1.2% and first quarter -2.3%). Service revenues presented a similar trend to total revenues, with a reduction of 134 million euros compared to the first nine months of 2015 (-1.3%), but with a significant recovery in the third quarter (-0.4%), supported, in particular, by a structural improvement in Mobile revenues, which were positive for the fourth consecutive quarter.

In particular, it should be noted that:

•	Revenues from Mobile market services totalled 3,360 million euros, with an increase of 27 million euros compared to the corresponding period of the previous year (+0.8%); the steady growth dynamic observed in the preceding quarters (third quarter +1.1%, second quarter +0.7%, first quarter +0.6%, and fourth quarter 2015, +0.1%), thanks to an improvement in competitive dynamics and the ever increasing expansion of the Mobile Internet and the consequent development of digital services;

•	Fixed market service revenues totalled 7,471 million euros in the first nine months , a contraction of 330 million euros from the figure for the same period in 2015 (-4.2%). This downward trend is wholly correlated with the reduction in revenues from voice services (-420 million euros due to the loss of traditional accesses, although the trend is significantly attenuated, compared to the preceding periods), only partially offset by continued growth in Broadband and Ultra-Broadband customers, which leads growth in innovative services (+106 million euros, +6.1%). The reduction in prices for wholesale services also affects the Fixed business results.

Revenues from product sales, including changes to works in progress, totalled 690 million euros in the first nine months of 2016, an improvement compared to the first nine months of 2015 (+43 million euros), of note in particular is the appreciable growth in revenue from sales of smartphones (+48 million euros, entirely attributable to the sale of 4G network enabled LTE devices), which supports the development of digital services (internet connectivity and entertainment services).

***

The Domestic Business Unit operates separately in two different reference environments, and an analysis of these revenues is provided below:

▶	Core Domestic Revenues

Revenues totalled 10,239 million euros a fall of 1.5% (10,390 million euros in the first nine months of 2015).

The performance of the individual market segments compared with the first nine months of 2015 is as follows:

•	Consumer: the revenues of the Consumer segment in the first nine months of 2016 totalled 5,404 million euros, 31 million euros (+0.6%) higher than the same period in 2015; this confirmed the recovery trend already underway in 2015, thanks to the structural improvement in Mobile revenues, as an effect of retention of our market share and the stabilisation of ARPU levels.

In particular, the following should be noted:

–	Mobile revenues totalled 2,710 million euros, with a dynamic of constant and significant growth, compared to the first nine months of 2015 (+112 million euros, +4.3%). Service revenues increased by 75 million euros (+3.2% compared to the same period of 2015), again confirming in the third quarter a positive result in terms of trends and of comparison with the previous year, which may be attributed to an improvement in the competitive dynamics, with progressive stabilisation of market share and the constant growth of mobile internet and digital services to support ARPU levels;

–	Fixed revenues totalled 2,660 million euros, a reduction of 143 million euros compared to the first nine months of 2015 (-5.1%). This contraction in turnover continued and accentuated the slowdown trend of previous quarters (third quarter -3.2%, second quarter -6.0%, first quarter -6.0%). This recovery may be attributed to lower losses of voice-only lines, accompanied by development of Broadband customers and the growing penetration of Fibre offers.

•	Business: the revenues of the Business segment totalled 3,299 million euros, 234 million euros lower than in the first nine months of 2015 (-6.6%), 159 million euros (-5.0%) of which in the service component and 74 million euros (-21.3%) in the product component.

Regarding the service revenues:

–	Mobile service revenues fell by 51 million euros (-6.0% than the same period last year) with the trend showing appreciable recovery in the third quarter of 2016 (-1.4% in the third quarter, -7.6% in the second quarter and -9.4% in the first quarter) . In particular, the contraction in traditional mobile services continued (-15.7% of the voice and messaging component, compared to the first nine months of 2015), caused by the trend for customers to reposition on bundles with a lower overall ARPU, and the migration of Government customers to the new Consip offer (the unit prices of which have been lowered), and still only marginally recovered, thanks to the positive performance of the new digital services (+3.4% compared to 2015);

–	Fixed service revenues fell by 109 million euros (-4.6% compared to the first nine months of 2015), despite constant growth in ICT services (+2.2%), particularly Cloud services. In fact, the segment continues to be affected by the slow recovery in the broader economy, the fall in the prices of traditional voice and data services, and the technological shift towards VoIP systems.

•	Wholesale: the Wholesale segment posted revenues of 1,370 million euros for the first nine months of 2016, higher than the corresponding period of 2015 (+3 million euros, +0.2%), despite the reduction in regulated prices which had a negative impact of 50 million euros on revenues, more than offset by the contribution of some infrastructure capacity sale deals.

▶	International Wholesale – Telecom Italia Sparkle Group Revenues

The revenues of Telecom Italia Sparkle Group - International Wholesale for the first nine months of 2016 totalled 1,003 million euros, significantly higher than in the first nine months of 2015 (+32 million euros, +3.3%). This result is due to growth in revenues for Voice services (+27 million euros, 3.9%) and growth in revenues from IP/Data services including Cloud and Data Center services (+5 million euros, +2.1%). The other lines of business remained substantially stable.

***

The EBITDA of the Domestic Business Unit in the first nine months of 2016 totalled 4,995 million euros, 470 million euros more than the same period of 2015 (+10.4%), with a margin of 45.3% (+4.6 percentage points compared with the same period of 2015). This result was affected by the negative impact of non-recurring charges totalling 139 million euros, of which:

•	114 million euros for labour costs (43 million euros in the first nine months of 2015),

•	25 million euros for charges consequent on disputes and fines of a regulatory nature, and related liabilities, charges connected to disputes with former employees and amounts owed to customers and suppliers (397 million euros in the first nine months of 2015).

Without these charges, the organic change in EBITDA would have been +3.3%, with a margin of 46.5%, 1.8 percentage points up on the first nine months of 2015, confirming the positive change in trend that started in the second quarter of 2016 (third quarter +7.8%, second quarter +6.9%, first quarter -5.2%).

EBIT in the first nine months of 2016 was 2,575 million euros (2,090 million euros in the corresponding period of 2015), an increase of 485 million euros (+23.2%), with a margin of 23.3% (+4.5 percentage points compared to the same period of 2015). The trend in EBIT reflects, primarily, the positive trend in EBITDA indicated above, and the 32 million euro reduction in amortisation and depreciation.

EBIT for the first nine months of 2016 suffered from the negative impact of non-recurring charges for a total of 139 million euros (446 million euros in the first nine months of 2015) Without these, the organic change in EBIT would have been +7.0%, with a margin of 24.6%.

The headcount, at 52,140, decreased by 504 from the number at 31 December 2015, despite the incorporation of the Media Business Unit, in the absence of which the decrease would have been 567 employees.

BRAZIL (average real/euro exchange rate 3.96106)

The revenues of the Tim Brasil group in the first nine months of 2016 totalled 11,574 million reais, down by 1,453 million reais (-11.2%) compared to the same period of the previous year.

Revenues from services totalled 10,878 million reais, 640 million reais less than the 11,518 million reais recorded in the first nine months of 2015 (-5.6%).

Revenues from product sales stood at 696 million reais (1,509 million reais in the first nine months of 2015; -53.9%), reflecting a sales policy less focussed on the sale of handsets, as well as the impact of the Brazilian economic crisis on family spending decisions.

Revenues for the third quarter of 2016 totalled 3,900 million reais, down 5.2% compared to the same period of the previous year.

Mobile ARPU in the first nine months of 2016 was 17.6 reais, compared to 16.4 reais in the same period of the previous year (+7.3%).

The total number of lines at 30 September 2016 was 63.2 million, a reduction of 3 million (-4.5%) on the figure at 31 December 2015; market share at the end of August 2016 was 25.2% (25.7% at 31 December 2015).

EBITDA of 3,566 million reais was 336 million reais lower than the first nine months of 2015 (-8.6%). However, it should be noted that the fall in EBITDA from the previous year’s figure was considerably attenuated in the last quarter (-1.2%), because of the start of cost-cutting operations which partially offset the reduction in revenues in the period in question. The costs of acquiring goods and services were noticeably lower in all sectors than in the first nine months of 2015, a fall of 1,025 million reais (-14.6%); however, labour costs increased (+3%), mainly due to salary adjustments to inflation and the presence of non-recurring charges in the form of early retirement costs totalling 56 million reais.

The EBITDA margin was 30.8%, up 0.8 percentage points on the first nine months of 2015.

EBITDA for the third quarter of 2016 was 1,270 million reais, 15 million reais lower than in the third quarter of 2015; the EBITDA margin for the third quarter of 2016 was 32.6%, 1.4 percentage points higher than in the same period of the preceding year (31.2%). Excluding non-recurring costs, the change in EBITDA compared to the same period of 2015 was +0.5%.

EBIT totalled 832 million reais, 1,782 million reais less than in the first nine months of 2015. This result reflects the lower contribution made by EBITDA, the effect of greater depreciation and amortisation (+312 million reais) and less benefit from the sale of the telecommunications towers, which in 2015 had generated a capital gain of 1,184 million reais, compared to a capital gain of 37 million reais in the first nine months of 2016.

The headcount stood at 9,941 employees (13,042 at 31 December 2015).

***

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2016

The period for the calculation of the ratio applicable for the conversion into TIM shares of the “€ 1,300,000,000 6.125% guaranteed subordinated mandatory convertible bonds due 2016” issued by Telecom Italia Finance S.A. started on 13 October. The calculation period will end on 9 November, while the deadline for investors to submit formal requests for conversion is 10 November. After this date, any TIM shares for bonds for which conversion requests have not been submitted within the period of time and according to the methods prescribed will be settled, as set out in the Terms and Conditions of the bonds.

OUTLOOK FOR THE 2016 FINANCIAL YEAR

As forecast in the Business Plan, and achieved in the first nine months of the year, we expected a progressive improvement in operating performance in the Domestic perimeter in 2016, which has supported the expected progressive reduction of the debt, also partly thanks to the conversion of the Mandatory Convertible Bond (contractually set for November 2016 in the amount of 1.3 billion euros).

The dynamics of commercial and business development, accompanied by the strengthening and acceleration of the efficiency and cost cutting programme—without reducing the push on the levers that underpin commercial and infrastructure development— are the foundation for a further improvement in operating performance, with the aim of achieving low single-digit organic growth in EBITDA within 2016.

In Italy, Telecom Italia continues its transformation and transition from traditional Telco to Digital Telco as enabler of the country’s digital life: a business model based on the development of innovative infrastructure and an excellent quality of customer service, increasingly aimed at disseminating premium services and digital content, with a distinct positioning in the market:

•	In the Domestic Mobile segment, in a competitive context where there has been a progressive cooling of the pricing lever, greater attention paid to quality and strong, continuous growth in data consumption, Telecom Italia will be focussing on the increasingly greater adoption of 4G by its customers, fostered by the growing penetration of smartphones and the development of bundle offers with distinctive and converging digital content. This will enable the Company to strengthen its leadership in the market, through customer loyalty and higher ARPU levels.

•	In the Domestic Fixed segment, Telecom Italia expects to reduce the decline in the number of customers as from 2016, thanks to the acceleration in the dissemination of fibre, convergence and the strengthening of the positioning of services with digital content (Video, Music, Gaming and Publishing). Telecom Italia will also continue to work with Italian enterprises in their digital transformation process, with its ICT and Cloud services, taking a differentiated approach depending on customer base characteristics, aiming at achieving a distinctive positioning in the vertical markets supposed to be of greatest interest.

In the still uncertain macroeconomic, political and market context, TIM Brasil has set itself the objective of defending and increasing its market share on revenues and improving its profitability (EBITDA margin), thanks to a major investment plan (in particular in 4G, where TIM is already leader today), and to a renewed commercial and competitive positioning and great attention to efficiency and cost cutting, as a structural element needed to give balance and financial sustainability to the Plan.

The whole of the Brazilian telecommunications segment (and prepaid Mobile in particular) is highly exposed to this difficult macroeconomic scenario and has suffered a decline in the overall value of the market, also as a result of its substantial maturity and saturation. In this context, Oi, the fourth largest telecommunications group in Brazil, filed for bankruptcy in June, entering into controlled administration, with still uncertain repercussions on competition and impacts on the market.

The evolution of the Brazilian market shows and confirms a trend of strong and consistent growth in data usage, even greater than that recorded in other major countries. This phenomenon goes hand-in-hand with a simultaneous reduction in voice traffic and messaging, driven by the aim of optimising and reducing customer spending, since customers opt to use services offered by the OTTs as an alternative to traditional methods of using services.

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. Such measures, which are presented in the financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting” or “reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: Telecom Italia believes that these margins represent useful indicators of the Group’s ability, as a whole and at the Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by Telecom Italia in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A -B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report of the Interim Report at September 30, 2016 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at September 30, 2016 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2015, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2016, the adoption of which had no impact on the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2016.

Furthermore, please note that the Condensed Consolidated Financial Statements at September 30, 2016 are unaudited.

TELECOM ITALIA GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	3rd Quarter 2016	3rd Quarter 2015 Revised	9 months to 9/30/2016	9 months to 9/30/2015 Revised	Change (a-b)
			(a)	(b)	amount	%
Revenues	4,843	4,777	13,939	14,878	(939)	(6.3)
Other income	58	75	165	206	(41)	(19.9)

Total operating revenues and other income	4,901	4,852	14,104	15,084	(980)	(6.5)

Acquisition of goods and services	(1,927)	(1,968)	(5,710)	(6,340)	630	9.9
Employee benefits expenses	(752)	(728)	(2,303)	(2,433)	130	5.3
Other operating expenses	(256)	(272)	(757)	(1,160)	403	34.7
Change in inventories	32	(64)	65	(6)	71	—
Internally generated assets	154	163	479	477	2	0.4
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,152	1,983	5,878	5,622	256	4.6
Depreciation and amortization	(1,069)	(1,034)	(3,116)	(3,164)	48	1.5
Gains (losses) on disposals of non-current assets	1	69	14	348	(334)	(96.0)
Impairment reversals (losses) on non-current assets	(3)	—	(8)	—	(8)	—
Operating profit (loss) (EBIT)	1,081	1,018	2,768	2,806	(38)	(1.4)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	1	(2)	1	(3)	—
Other income (expenses) from investments	(1)	10	6	14	(8)	(57.1)
Finance income	309	442	2,321	2,023	298	14.7
Finance expenses	(674)	(930)	(2,831)	(3,993)	1,162	29.1
Profit (loss) before tax from continuing operations	715	541	2,262	851	1,411	—
Income tax expense	(210)	(196)	(699)	(391)	(308)	(78.8)
Profit (loss) from continuing operations	505	345	1,563	460	1,103	—
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	150	47	480	(433)	(90.2)
Profit (loss) for the period	505	495	1,610	940	670	71.3
Attributable to:
Owners of the Parent	477	334	1,495	367	1,128	—
Non-controlling interests	28	161	115	573	(458)	(79.9)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)		3rd Quarter 2016	3rd Quarter 2015	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Profit (loss) for the period	(a)	505	495	1,610	940
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		—	—	(118)	56
Income tax effect		—	—	32	(15)
	(b)	—	—	(86)	41
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	—	—
Income tax effect		—	—	—	—
	(c)	—	—	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	—	—	(86)	41

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		11	2	87	(19)
Loss (profit) transferred to Separate Consolidated Income Statement		(2)	18	(71)	(45)
Income tax effect		—	(2)	(4)	16
	(e)	9	18	12	(48)
Hedging instruments:
Profit (loss) from fair value adjustments		(231)	(161)	(558)	1,007
Loss (profit) transferred to Separate Consolidated Income Statement		67	326	312	(486)
Income tax effect		43	(47)	41	(145)
	(f)	(121)	118	(205)	376
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(87)	(1,328)	531	(1,708)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		—	—	304	(1)
Income tax effect		—	—	—	—
	(g)	(87)	(1,328)	835	(1,709)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	—	—
Loss (profit) transferred to Separate Consolidated Income Statement		—	—	—	—
Income tax effect		—	—	—	—
	(h)	—	—	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(199)	(1,192)	642	(1,381)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(199)	(1,192)	556	(1,340)

Total comprehensive income (loss) for the period	(a+k)	306	(697)	2,166	(400)
Attributable to:
Owners of the Parent		304	(431)	2,030	(444)
Non-controlling interests		2	(266)	136	44

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			9/30/2016	12/31/2015 Revised	Change	1/1/2015 Revised
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,548	29,383	165	29,943
Intangible assets with a finite useful life			6,733	6,480	253	6,827
			36,281	35,863	418	36,770
Tangible assets
Property, plant and equipment owned			13,233	12,659	574	12,544
Assets held under finance leases			2,358	2,208	150	843
			15,591	14,867	724	13,387
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			39	41	(2)	36
Other investments			42	45	(3)	43
Non-current financial assets			2,960	2,989	(29)	2,445
Miscellaneous receivables and other non-current assets			2,096	1,778	318	1,614
Deferred tax assets			579	853	(274)	1,118
			5,716	5,706	10	5,256

Total Non-current assets	(a	)	57,588	56,436	1,152	55,413

Current assets
Inventories			325	254	71	313
Trade and miscellaneous receivables and other current assets			5,440	5,112	328	5,617
Current income tax receivables			81	163	(82)	101
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,983	1,840	143	1,611
Cash and cash equivalents			4,275	3,559	716	4,812
			6,258	5,399	859	6,423

Current assets sub-total			12,104	10,928	1,176	12,454

Discontinued operations /Non-current assets held for sale
of a financial nature			—	227	(227)	165
of a non-financial nature			—	3,677	(3,677)	3,564
			—	3,904	(3,904)	3,729

Total Current assets	(b	)	12,104	14,832	(2,728)	16,183

Total Assets	(a+b	)	69,692	71,268	(1,576)	71,596

			9/30/2016	12/31/2015 Revised	Change	1/1/2015 Revised
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			19,414	17,554	1,860	18,068
Non-controlling interests			2,223	3,695	(1,472)	3,516

Total Equity	(c	)	21,637	21,249	388	21,584

Non-current liabilities
Non-current financial liabilities			31,363	30,518	845	32,325
Employee benefits			1,537	1,420	117	1,056
Deferred tax liabilities			436	323	113	438
Provisions			643	551	92	720
Miscellaneous payables and other non-current liabilities			1,497	1,110	387	697

Total Non-current liabilities	(d	)	35,476	33,922	1,554	35,236

Current liabilities
Current financial liabilities			5,266	6,224	(958)	4,686
Trade and miscellaneous payables and other current liabilities			7,183	7,882	(699)	8,536
Current income tax payables			130	110	20	36

Current liabilities sub-total			12,579	14,216	(1,637)	13,258

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			—	348	(348)	43
of a non-financial nature			—	1,533	(1,533)	1,475
			—	1,881	(1,881)	1,518

Total Current Liabilities	(e	)	12,579	16,097	(3,518)	14,776

Total Liabilities	(f=d+e	)	48,055	50,019	(1,964)	50,012

Total Equity and liabilities	(c+f	)	69,692	71,268	(1,576)	71,596

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		9 months to 9/30/2016	9 months to 9/30/2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations		1,563	460
Adjustments for:
Depreciation and amortization		3,116	3,164
Impairment losses (reversals) on non-current assets (including investments)		9	6
Net change in deferred tax assets and liabilities		459	128
Losses (gains) realized on disposals of non-current assets (including investments)		(15)	(359)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		2	(1)
Change in provisions for employee benefits		12	32
Change in inventories		(71)	19
Change in trade receivables and net amounts due from customers on construction contracts		(31)	315
Change in trade payables		(65)	(871)
Net change in current income tax receivables/payables		85	47
Net change in miscellaneous receivables/payables and other assets/liabilities		(774)	884
Cash flows from (used in) operating activities	(a)	4,290	3,824
Cash flows from investing activities:
Purchase of intangible assets		(1,125)	(1,210)
Purchase of tangible assets		(2,160)	(3,390)

Total purchase of intangible and tangible assets on an accrual basis		(3,285)	(4,600)

Change in amounts due for purchases of intangible and tangible assets		(180)	806

Total purchase of intangible and tangible assets on a cash basis		(3,465)	(3,794)

Acquisition of control of companies or other businesses, net of cash acquired		(6)	(5)
Acquisitions/disposals of other investments		(5)	(29)
Change in financial receivables and other financial assets		(96)	(893)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		492	—
Proceeds from sale/repayments of intangible, tangible and other non-current assets		33	699
Cash flows from (used in) investing activities	(b)	(3,047)	(4,022)
Cash flows from financing activities:
Change in current financial liabilities and other		(140)	787
Proceeds from non-current financial liabilities (including current portion)		3,313	4,000
Repayments of non-current financial liabilities (including current portion)		(3,267)	(5,286)
Share capital proceeds/reimbursements (including subsidiaries)		—	186
Dividends paid		(227)	(204)
Changes in ownership interests in consolidated subsidiaries		—	855
Cash flows from (used in) financing activities	(c)	(321)	338
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	(45)	(5)
Aggregate cash flows	(e=a+b+c+d)	877	135
Net cash and cash equivalents at beginning of the period	(f)	3,216	4,910
Net foreign exchange differences on net cash and cash equivalents	(g)	182	(400)
Net cash and cash equivalents at end of the period	(h=e+f+g)	4,275	4,645

Additional Cash Flow information
(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Income taxes (paid) received	(117)	(186)
Interest expense paid	(1,701)	(1,855)
Interest income received	624	699
Dividends received	7	3
Analysis of Net Cash and Cash Equivalents
(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015 Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812
Bank overdrafts repayable on demand – from continuing operations	(441)	(19)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,216	4,910
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	4,275	4,534
Bank overdrafts repayable on demand – from continuing operations	—	(1)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	112
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	4,275	4,645

TELECOM ITALIA GROUP—NET FINANCIAL DEBT

(millions of euros)	9/30/2016	12/31/2015	Change
	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	20,934	19,883	1,051
Amounts due to banks, other financial payables and liabilities	8,028	8,364	(336)
Finance lease liabilities	2,401	2,271	130
	31,363	30,518	845
Current financial liabilities (*)
Bonds	3,027	3,681	(654)
Amounts due to banks, other financial payables and liabilities	2,016	2,390	(374)
Finance lease liabilities	223	153	70
	5,266	6,224	(958)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	348	(348)

Total gross financial debt	36,629	37,090	(461)

Non-current financial assets
Securities other than investments	(1)	(3)	2
Financial receivables and other non-current financial assets	(2,959)	(2,986)	27
	(2,960)	(2,989)	29
Current financial assets
Securities other than investments	(1,492)	(1,488)	(4)
Financial receivables and other current financial assets	(491)	(352)	(139)
Cash and cash equivalents	(4,275)	(3,559)	(716)
	(6,258)	(5,399)	(859)
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(227)	227

Total financial assets	(9,218)	(8,615)	(603)

Net financial debt carrying amount	27,411	28,475	(1,064)
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(676)	(1,197)	521
Adjusted Net Financial Debt	26,735	27,278	(543)
Breakdown as follows:
Total adjusted gross financial debt	34,291	34,602	(311)

Total adjusted financial assets	(7,556)	(7,324)	(232)

(*) of which current portion of medium/long-term debt:
Bonds	3,027	3,681	(654)
Amounts due to banks, other financial payables and liabilities	1,213	1,482	(269)
Finance lease liabilities	223	153	70

TELECOM ITALIA GROUP – OPERATING FREE CASH FLOW

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015	Change
EBITDA	5,878	5,622	256
Capital expenditures on an accrual basis	(3,107)	(3,233)	126
Change in net operating working capital:	(830)	(1,149)	319
Change in inventories	(71)	19	(90)
Change in trade receivables and net amounts due from customers on construction contracts	(31)	315	(346)
Change in trade payables (*)	(425)	(1,433)	1,008
Other changes in operating receivables/payables	(303)	(50)	(253)
Change in provisions for employee benefits	12	32	(20)
Change in operating provisions and Other changes	(45)	279	(324)
Net operating free cash flow	1,908	1,551	357
% of Revenues	13.7	10.4	3.3 pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TELECOM ITALIA GROUP — INFORMATION BY OPERATING SEGMENTS

DOMESTIC

	3rd Quarter 2016	3rd Quarter 2015	9 months to 9/30/2016	9 months to 9/30/2015	Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)	(c/d)	organic (c/d)
Revenues	3,789	3,752	11,036	11,127	1.0	(0.8)	(0.8)
EBITDA	1,811	1,679	4,995	4,525	7.9	10.4	10.4
EBITDA margin	47.8	44.7	45.3	40.7	3.1 pp	4.6 pp	4.6 pp
EBIT	994	868	2,575	2,090	14.5	23.2	23.2
EBIT margin	26.2	23.1	23.3	18.8	3.1 pp	4.5 pp	4.5 pp
Headcount at period- end (number)			52,140	(1) 52,644	(504)	(0.9)

•	Headcount at December 31, 2015.

Core Domestic

	3rd Quarter 2016	3rd Quarter 2015	9 months to 9/30/2016	9 months to 9/30/2015	Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues(1)	3,503	3,497	10,239	10,390	0.2	(1.5)
Consumer	1,832	1,850	5,404	5,373	(1.0)	0.6
Business (2)	1,097	1,154	3,299	3,533	(4.9)	(6.6)
Wholesale	507	457	1,370	1,367	10.8	0.2
Other	67	36	166	117	86.1	41.9
EBITDA	1,766	1,629	4,859	4,388	8.4	10.7
EBITDA margin	50.4	46.6	47.5	42.2	3.8 pp	5.3 pp
EBIT	975	843	2,515	2,024	15.7	24.3
EBIT margin	27.8	24.1	24.6	19.5	3.7 pp	5.1 pp
Headcount at period-end (number)(*) (**)			51,391	(3) 51,741	(350)	(0.1)

▶	Starting from January 1, 2016, following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic); without that change, Core Domestic revenues would have totaled 10,185 million euros in the nine months of 2016 compared to 10,390 million euros in the same period of 2015.
▶	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the periods under comparison have been changed accordingly.
▶	Headcount at December 31, 2015.
(*)	Includes employees with temp work contracts: 1 employee at 9/30/2016 (zero employees at 12/31/2015).
(**)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment for the reporting period would have totaled 51,328 employees.

International Wholesale – Telecom Italia Sparkle group

	3rd Quarter 2016	3rd Quarter 2015	9 months to 9/30/2016	9 months to 9/30/2015	Change
(millions of euros)	(a)	(b)	(c)	(d)	(a/b)		(c/d)		organic (c/d)
Revenues	354	336	1.003	971	5,4		3,3		3,3
of which third parties	300	272	839	781	10,3		7,4		7,4
EBITDA	48	52	145	145	(7,7)		—		—
EBITDA margin	13,6	15,5	14,5	14,9	(1,9	) pp	(0,4	) pp	(0,4	) pp
EBIT	19	26	60	66	(26,9)		(9,1)		(9,1)
EBIT margin	5,4	7,7	6,0	6,8	(2,3	) pp	(0,8	) pp	(0,8	) pp
Headcount at period-end (number) (*)			749	(1) 645	104		16,1

(1)	Headcount at December 31, 2015.
(*)	Includes employees with temp work contracts: 3 employees at 9/30/2016 (2 employees at 12/31/2015).

***

BRAZIL

		(millions of euros)			(millions of Brazilian reais)
	3rd Quarter 2016	3rd Quarter 2015 Revised	9 months to 9/30/2016	9 months to 9/30/2015 Revised	3rd Quarter 2016	3rd Quarter 2015 Revised	9 months to 9/30/2016	9 months to 9/30/2015 Revised	Change %
					(a)	(b)	(c)	(d)	(a/b)	c/d)
Revenues	1,064	1,008	2,922	3,699	3,900	4,115	11,574	13,027	(5.2)	(11.2)
EBITDA	344	318	900	1,108	1,270	1,285	3,566	3,902	(1.2)	(8.6)
EBITDA margin	32.6	31.2	30.8	30.0	32.6	31.2	30.8	30.0	1.4pp	0.8pp
EBIT	89	168	210	742	334	712	832	2,614	(53.1)	(68.2)
EBIT margin	8.6	17.3	7.2	20.1	8.6	17.3	7.2	20.1	(8.7pp )	(12.9	)pp
Headcount at period-end (number)							9,941	(1) 13,042		(23.8)

•	Headcount at December 31, 2015.

TELECOM ITALIA GROUP — RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

	1.1 - 9/30	1.1 - 9/30	Change
(millions of euros)	2016	2015	amount	%
REPORTED REVENUES	13,939	14,878	(939)	(6.3)
Foreign currency financial statements translation effect		(410)	410
Changes in the scope of consolidation		—	—
ORGANIC REVENUES	13,939	14,468	(529)	(3.7)

EBITDA – reconciliation of organic data

	1.1 - 9/30	1.1 - 9/30	Change
(millions of euros)	2016	2015	amount	%
REPORTED EBITDA	5,878	5,622	256	4.6
Foreign currency financial statements translation effect		(123)	123
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	5,878	5,499	379	6.9
of which Non-recurring Income/(Expenses)	(153)	(460)	307
ORGANIC EBITDA, excluding Non-recurring items	6,031	5,959	72	1.2

EBIT – reconciliation of organic data

	1.1 - 9/30	1.1 - 9/30	Change
(millions of euros)	2016	2015	amount	%
REPORTED EBIT	2,768	2,806	(38)	(1.4)
Foreign currency financial statements translation effect		(82)	82
Changes in the scope of consolidation		—	—
ORGANIC EBIT	2,768	2,724	44	1.6
of which Non-recurring Income/(Expenses)	(144)	(124)	(20)
Non-recurring Income/(Expenses) translation effect		(37)	37
ORGANIC EBIT, excluding Non-recurring items	2,912	2,885	27	0.9

DOMESTIC — RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	●-9/30 2016	●-9/30 2015	Change
(millions of euros)			amount	%
REPORTED EBITDA	4,995	4,525	470	10.4
Foreign currency financial statements translation effect		—
Changes in the scope of consolidation		—
ORGANIC EBITDA	4,995	4,525	470	10.4
of which Non-recurring Income/(Expenses)	(139)	(446)	307
ORGANIC EBITDA, excluding Non-recurring items	5,134	4,971	163	3.3

EBIT – reconciliation of organic data

	1.1-9/30 2016	1.1-9/30 2015	Change
(millions of euros)			amount	%
REPORTED EBIT	2,575	2,090	485	23.2
Foreign currency financial statements translation effect		—	—
Changes in the scope of consolidation		—	—
ORGANIC EBIT	2,575	2,090	485	23.2
of which Non-recurring Income/(Expenses)	(139)	(446)	307
ORGANIC EBIT, excluding Non-recurring items	2,714	2,536	178	7.0

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of September 30, 2016:

	9/30/2016		12/31/2015
(billions of euros)	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	4.0	—	4.0	—
Revolving Credit Facility – due March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing respectively on May 24, 2019 and on March 25, 2020, both not utilized. Some more suitable changes in the economic terms of the RCFs and the extension of the maturity for two years more have entered into force from January 4, 2016.

Furthermore, Telecom Italia has:

•	a bilateral Term Loan with Banca Regionale Europea for the amount of 200 million euros expiring in July 2019, drawn down for the full amount;

•	a bilateral Term Loan with Cassa Depositi e Prestiti for the amount of 100 million euros expiring in April 2019, drawn down for the full amount;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring in November 2019 and for the amount of 150 million euros expiring in July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring in August 2021, drawn down for the full amount;

•	a hot money loan with Banca Popolare Emilia Romagna for the amount of 200 million euros expiring in July 2017, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first nine months of 2016:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% due 1/19/2024	Euro	750	1/20/2016
Telecom Italia S.p.A. 1,000 million euros 3.625% due 5/25/2026	Euro	1,000	5/25/2016
Telecom Italia S.p.A. 1,000 million euros 3.000% due 9/30/2025	Euro	1,000	9/30/2016

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016
Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016
Telecom Italia S.p.A. 400 million euros Euribor 3M + 0.79%	Euro	400	6/7/2016

(1)	Net of 337 million euros repurchased by Telecom Italia S.p.A. during 2014 and 2015.
(2)	Net of 142 million euros repurchased by Telecom Italia S.p.A. during 2014.

Buybacks

Bond Title	Principal amount outstanding prior the buyback (GBP)	Principal amount repurchased (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A. - 400 GBP million, due May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

With reference to the Mandatory Convertible Bond issued by Telecom Italia Finance S.A. for the amount of 1,300 million euros with mandatory conversion into Telecom Italia S.p.A.’s ordinary shares at the due date, on September 22, 2016 a voluntary conversion notice has been accepted for the nominal amount of 300,000 euros and therefore 360,100 Telecom Italia S.p.A.’s ordinary shares have been delivered to the bondholders.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 200 million euros (nominal value) as of September 30, 2016, unchanged respect to December 31, 2015.

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of September 30, 2016 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 2,044 million euros (with reference to the Mandatory Convertible Bond for 1,300 million euros expiring on November 15, 2016 the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares) with the following detail:

•	545 million euros, due January 20, 2017;

•	628 million euros, due September 20, 2017;

•	871 million euros (equivalent to 750 GBP million), due December 15, 2017.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), as at September 30, 2016, the total nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros only need to apply the following covenant:

–	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

–

in the loan of 500 million euros signed on December 14, 2015 Telecom Italia enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from Telecom Italia S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by Telecom Italia S.p.A., will be less than the 35% of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,450 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

—	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event Telecom Italia commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more striıngent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on Telecom Italia financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

—	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, Telecom Italia must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by Telecom Italia, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of September 30, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP—EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	9 months to 9/30/2016	9 months to 9/30/2015
Acquisition of goods and services:
Sundry expenses	—	(6)
Employee benefits expenses:
Expenses related to restructuring and rationalization	(128)	(48)
Other operating expenses:
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(25)	(400)
Change in inventories	—	(6)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(153)	(460)
Gains (losses) on disposals of non-current assets:
Gain on disposals of non-current assets	9	336
Impact on EBIT - Operating profit (loss)	(144)	(124)
Other income (expenses) from investments:
Gains on disposals of Other investments	—	11
Finance expenses:
Interest expenses and other finance expenses	(18)	(18)
Impact on profit (loss) before tax from continuing operations	(162)	(131)
Income taxes on non-recurring items	48	25
Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	(12)	—
Impact on profit (loss) for the period	(126)	(106)

TELECOM ITALIA GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE CORRECTION OF ERRORS

Within the Brazil Business Unit, Tim Brasil’s Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the method used for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact either in terms of net financial position nor on cash and cash equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014 and 2013 but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

In light of the above and for the purposes of Interim Report as of September 30, 2016, the Company’s Management decided to revise the comparative financial information as of December 31, 2015 and for the 2015 third quarter and the nine-month period ended September 30, 2015, segment information included. In accordance with IAS 1 and IAS 8, a revised statement of financial position as of January 1, 2015 is also presented.

Impacts of correction of errors are detailed below:

Separate consolidated income statements

	9 months to		9 months to
	9/30/2015		9/30/2015
	Historical	Adjustments	Revised
(millions of euros)	(a)	(b)	(a+b)
Revenues	14,875	3	14,878
Acquisition of goods and services	(6,343)	3	(6,340)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,616	6	5,622
Operating profit (loss) (EBIT)	2,800	6	2,806
Finance income	2,020	3	2,023
Profit (loss) before tax from continuing operations	842	9	851
Income tax expense	(389)	(2)	(391)
Profit (loss) from continuing operations	453	7	460
Profit (loss) for the period	933	7	940
Attributable to:
Owners of the Parent	362	5	367
Non-controlling interests	571	2	573

Earnings per share

The correction of errors did not have any impact on the calculation of the Basic and Diluted Earnings Per Share.

Consolidated statements of comprehensive income

	9 months to 9/30/2015	Adjustments	9 months to 9/30/2015 Revised
(millions of euros)	(a)	(b)	(a+b)
Profit (loss) for the period	933	7	940
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(1,739)	31	(1,708)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement	(1)		(1)
Income tax effect	—		—

Total comprehensive income (loss) for the period	(438)	38	(400)

Attributable to:
Owners of the Parent	(469)	25	(444)
Non-controlling interests	31	13	44

The economic effects related to the third quarter of 2015 are of low impact and thus have not been detailed.

Consolidated statements of financial position

	12/31/2015 Historical	Adjustments	12/31/2015 Revised	1/1/2015 Historical	Adjustments	1/1/2015 Revised
(millions of euros)	(a)	(b)	(a+b)	(c)	(d)	(c+d)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,744	34	1,778	1,571	43	1,614
Current assets
Trade and miscellaneous receivables and other current assets	5,110	2	5,112	5,615	2	5,617

Total Assets	71,232	36	71,268	71,551	45	71,596

Equity and Liabilities
Equity
Equity attributable to owners of the Parent	17,610	(56)	17,554	18,145	(77)	18,068
Non-controlling interests	3,723	(28)	3,695	3,554	(38)	3,516

Total Equity	21,333	(84)	21,249	21,699	(115)	21,584

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,762	120	7,882	8,376	160	8,536

Total Equity and liabilities	71,232	36	71,268	71,551	45	71,596

The increase in the line item “Trade and miscellaneous payables and other current liabilities” is mainly due to the higher liability for pre-paid traffic not yet consumed recorded to correct the error arising from the early recognition of said traffic as revenues.

Furthermore, the related changes in indirect and direct taxes have been taken into account and costs for commissions and associated liabilities have also been revised.

Consolidated statements of cash flow

The correction of errors did not have any impact on the “Aggregate cash flows” of the Telecom Italia Group Consolidated Statements of Cash Flows and, in particular, on the “Cash flows from (used in) operating activities”.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager